Exhibit 99.1

SKF - Positive Impact of a Capital Gain on the Result for 2005 and a
Change in Accounting for Options

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 17, 2006--SKF - Positive impact of a capital gain on the result for 2005 and a change in accounting for options

Capital gain

During the fourth quarter, SKF divested their investment in the property company Gemeinnutzige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany, resulting in a MSEK 60 profit reflected as a financial income in the income statement.

Change in option accounting

In order to make the treatment of the transactions involved in the option programs more transparent, SKF has decided to make a change in the accounting. The effect of this change on previously published consolidated income statements for the first three quarters 2005 is:

                   Q1             Q2             Q3
                   old    new    old   new      old    new
Operating profit  1 188 1 207  1 383  1 388   1 454   1 464
Financial net       -64   -28    -64    -69     -45      16
Taxes              -345  -363   -414   -415    -435    -455

This effect split per division's operating profit for the first three quarters 2005 is:

            Q1      Q2      Q3
            old new old new old new
Industrial  448 453 504 506 507 509
Service     396 398 511 511 581 583
Automotive  154 159 30  31  168 170
Electrical  72  74  122 123 145 145
Aero-Steel  145 146 190 191 74  75

Fully restated consolidated and divisional information for the quarters will be presented as part of the full year report which will be published on 26 January, 2005.

Clarification of accounting change

The change in accounting relates only to option program 2003 and the contract with the financial institution covering all option programs. The accounting for the option programs 2001 and 2002, which vested prior to 2005 is not affected, since SKF made an election in the first time adoption of IFRS not to restate for these programs. The cost for exercise of option program 2003 was recorded in the operating profit during the first three quarters of 2005. Now, the option program 2003 is considered to be an equity instrument where the exercise is recorded directly against equity under IFRS 2, Share Based Payments.

The contract with the financial institution was considered as a financial liability under IAS 32, Financial Instruments, Presentation and Disclosures. It was initially recorded as a change in accounting principle at January 1 2005, in the net amount of MSEK 35, with changes during the first three quarters 2005 recorded as a financial expense. Now, the contract with the financial institution is considered an executory contract, which is not to be recorded under IAS 37, Provisions.

Goteborg, January 17, 2006

Aktiebolaget SKF

(publ)

For further information, please contact:

PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337
1541, e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel:+46 (0)31 3371994,
e-mail: marita.bjork@skf.com

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CONTACT: Aktiebolaget SKF
SE-415 50 Goteborg, Sweden
Tel. +46 31 337 10 00
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